TATA

16th September 2005

BP/AD-M1/293

The Stock Exchange
Corporate Relationship Dept.
1st floor, New Trading Wing
Rotunda Building, P J Tower
Dalal Street, Fort
Mumbai 400 001

Dear Sirs,

In terms of Clause 41 of the Listing Agreement, we wish to inform you that the Board of Directors of the Company will meet on 18th October 2005 to *inter alia* consider and take on record the audited financial results for the quarter/half year ended 30th September 2005.

A press release to this effect will also be given simultaneously in the newspapers.

Yours faithfully,
For The Tata Power Co. Ltd.

Company Secretary &
Senior General Manager (Corporate Affairs)

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

TATA POWER
The Tata Power Company Limited
Registered Office Bombay House 24 Homi Mody Street Mumbai 400 001
Tel 91 22 5665 8282 Fax 91 22 5665 8801